

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Via E-Mail
Ms. Kimberly Tharp
Chief Financial Officer
Florida Gaming Corporation
3500 NW 37th Avenue
Miami, Florida 33142

> **Re:** **Florida Gaming Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-09099**

Dear Ms. Tharp:

We have reviewed your response letter dated October 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2011

Note 4. Options and Warrants

1. We note from your response to our prior comment eight that you did not account for the warrants at the time of issuance because there are too many contingencies on the warrants becoming exercisable for either Centers or the Company. However, we note that the Centers warrants become exercisable upon the occurrence of any of the disclosed "trigger events," which includes the maturity of the term loan (April 2016). We further note that you are obligated to make an offer to repurchase the Centers Warrants upon the occurrence of any Trigger Event. In light of these obligations, please tell us how you evaluated the warrants as potential liabilities in accordance with ASC 480-10-25-8.

<u>Form 8-K furnished July 21, 2011</u>

2. We note from your response to our prior comment 11 the $570,000 that was paid in August 2011 was accounted for in the construction work in progress account. In light of the fact that this amount appears to relate to design and engineering costs for remediation activities, please explain to us why you believe it is appropriate to capitalize this amount. As part of your response, please refer to the authoritative guidance relied upon in your conclusion of the appropriate accounting treatment.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief